Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Commences Mine Access Ramp Construction at its Lomero-Poyatos Project

Vancouver, BC – May 14, 2013: Petaquilla Minerals Ltd. and its wholly-owned subsidiary, Petaquilla España S.L. (collectively, “Petaquilla” or the “Company”), announces that it has commenced construction of a mine access ramp at its Lomero-Poyatos Project in the Andalusia region of Spain. The ramp will initially be used for bulk sampling, resource expansion through drilling and infill drilling.

Since completing the titling process for its Lomero-Poyatos Project on November 14, 2012, Petaquilla has also:

  Engaged in a drilling campaign of over 20,000 metres;

  Completed a twin drill program to upgrade the existing National Instrument 43-101 (“NI 43-101”) resource estimate from inferred mineral resources to a measured and indicated basis;

  Prepared for dewatering the mine, including conditioning the 300-metre deep Renato Tap;

  Advanced towards a NI 43-101 compliant feasibility study through resource upgrade work, environmental impact study, mine plan and all other requirements;

  Constructed a project office building;

  Improved project internal roads, infrastructure and communications channels;

  Adopted personal protection measures in preparation for the initiation of mining activities; and

  Implemented key environmental protection measures, including the protection of native flora and fauna.

The start of ramp construction initiates the development of the third mining project, and the second in the province of Huelva, in the Andalusia region in the 21st century and the first gold project centuries after the first gold mining occurred in the Andalusian Pyrite Belt. When Petaquilla acquired the Lomero-Poyatos Project, a former sulphide (pyrite) mine, in 2011, the mine had been inactive for approximately 20 years and the Company plans to restart mining.

The Lomero-Poyatos Project, a poly-metallic massive sulphide deposit with a NI 43-101 inferred mineral resource estimate of 6.07 Mt averaging 4.25 g/t of gold, 88.74 g/t of silver, containing 0.83 M oz. Au (please refer to the Company’s news release of May 25, 2012, for inferred mineral resource estimate details), comprises 13 concessions totaling 176 hectares.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos Project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
 www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.